SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: March 27, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F   __
                                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   __                  No   X
                                                         -

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  --------------.

         On March 27, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced that a number of decisions have been made that will have a significant impact on the Company's 2002 full-year RAS financial statements. A copy of the press release announcing these decisions is attached hereto as Exhibit 1.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    March 27, 2003            By: /s/Vladimir I. Androsik
                                      ----------------------------------------
                                      Name: Vladimir I. Androsik
                                      Title: Deputy General Director-
                                             Finance Director

                                  EXHIBIT INDEX



The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number            Description

      1. English translation of the press release announced that a number of decisions have been made that will have a significant impact on the Company's 2002 full-year RAS financial statements.

                                                                       Exhibit 1


Moscow, March 27, 2003: Rostelecom improves transparency of its financial statements in accordance with Russian Accounting Standards (RAS).

In order to improve transparency of Rostelecom's financial statements in accordance with Russian Accounting Standards (RAS) and bring them more in line with the International Financial Reporting Standards, a number of decisions have been made that will have a significant impact on the Company's 2002 full-year RAS financial statements:

1) In 2002 a new method of accounting for revenues from and payments to international operators in the RAS financial statements was developed: if in the previous reporting periods in its RAS financial statements (as opposed to IAS) the Company reported net revenues from international operators, i.e. revenues after deduction of payments to international operators for the outgoing international traffic, in 2002 full-year RAS financials Rostelecom will report total amounts of both revenues from and payments to international operators.

    In order to bring the opening (as of January 1, 2002) balances of accounts payable to and receivable from international operators into compliance with the new method of accounting, Rostelecom will have to recognize past reporting periods' revenues from and payments to international operators in non-sales gains and losses.

    Expected negative effect on the 2002 RAS profit and loss statement will exceed RUR 700 mn, which will be reported in Q4 financials. This amount includes approximately RUR 120 mn of a net negative effect on the operating profit and over RUR 580 mn - on results from non-sales activities (for the past reporting years).

2) A decision has been made to form bad debts provision in the amount of over RUR 1,100 mn in Q4 2002 RAS financial statements (with full-year provision exceeding RUR 1,700 mn). Most of the provision corresponds to the overdue debt that emerged as a result of illegal access in Moscow and relates to the entire period of "Moscow Intercity and International Telephone" (MMT) existence.
3) In 2002 Rostelecom was performing physical observation and document collection to prove several amounts included in construction in progress in its RAS financial statements. Part of these amounts, approximately RUR 800 mn in total, represents interest on loans attracted by Rostelecom in 1996 - 2000 to finance equipment purchases. As a result, a decision has been made to include the above-mentioned amount in other non-sales expenses in the Company's financial statements for 2002, including RUR 600 mn in Q4 2002.

Total negative effect of the above-mentioned decisions on the pre-tax RAS profits is expected at over RUR 2,400 mn for Q4 2002 (full-year effect - at over RUR 3,200 mn). The effect on net profits will be announced together with the full version of 2002 RAS financial statements.

We would like to draw your attention to the fact that the above-mentioned decisions apply to RAS financial statements only and will not affect Rostelecom's 2002 IAS financials. Negative RAS P&L effects resulting from such decisions are of one-time nature.

Rostelecom will release its full-year 2002 RAS results shortly.

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.


For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru